UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2010

001-34717

(Commission File Number)

Alpha and Omega Semiconductor Limited

(Translation of registrant’s name into English)

Clarendon House

2 Church Street

Hamilton HM 11

Bermuda

(Address of principal registered office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Voting Results of the Annual General Meeting of Shareholders

On November 18, 2010, Alpha and Omega Semiconductor Limited (the “Company”) held its 2010 Annual General Meeting of Shareholders (the “Annual Meeting”) for the purposes of (i) electing seven (7) nominees to serve as directors on the Company’s board of directors until the next annual general meeting of shareholders or until their successors are duly elected and qualified and (ii) approving and ratifying the appointment of PricewaterhouseCoopers as the Company’s independent registered public accounting firm of, and to authorize the board of directors, acting through its audit committee, to determine the remuneration of such accounting firm, for the fiscal year ending June 30, 2011. There were present at the Annual Meeting, in person or represented by proxy, the holders of 16,618,396 shares of common stock, constituting a quorum. The shareholders approved the two proposals with the following voting results:

Proposal I – Election of Seven Nominees to Serve as Directors:

	Votes For	Votes Withheld	Broker Non-Votes
Mike F. Chang	15,313,497	20,373	1,284,526
Yueh-Se Ho	15,309,771	24,099	1,284,526
Chung Te Chang	15,313,471	20,399	1,284,526
Mark A. Stevens	15,313,896	19,974	1,284,526
Howard M. Bailey	15,314,901	18,969	1,284,526
Thomas W. Steipp	15,313,701	20,169	1,284,526
Richard W. Sevcik	15,314,801	19,069	1,284,526

Proposal II – The Appointment and Ratification of PricewaterhouseCoopers:

	Votes For	Votes Against	Abstained
Appointment and Ratification of PricewaterhouseCoopers as independent registered public accounting firm for the fiscal year ending June 30, 2011	16,601,892	10,117	6,387

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alpha and Omega Semiconductor Limited

Date: November 30, 2010	By:	/S/ EPHRAIM KWOK
	Name:	Ephraim Kwok
	Title:	Chief Financial Officer